legal & compliance, llc

laura aNTHONy, esq. LAZARUS ROTHSTEIN, ESQ. CHAD FRIEND, ESQ., LLM SCOTT BUSCEMI, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: JOHN CACOMANOLIS, ESQ. CRAIG D. LINDER, ESQ. PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ. MARC S. WOOLF, ESQ.	E-MAIL: LROTHSTEIN@LEGALANDCOMPLIANCE.COM

February 5, 2016

VIA ELECTRONIC EDGAR FILING

Justin Dobbie

Legal Branch Chief, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	PF Hospitality Group, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed January 5, 2016
File No. 000-51935

Dear Mr. Dobbie:

We have electronically filed herewith on behalf of PF Hospitality Group, Inc. (the “Company”) Amendment No. 3 to the above-referenced registration statement on Form 10-12G (“Amendment No. 3”). Amendment No. 3 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Vaughan Dugan dated January 15, 2016. Since the Staff’s comments affect the Company’s disclosure included in its Form 10-K filed with the SEC on January 13, 2016, the Company filed amendment No. 1 to its Form 10-K to include the additional disclosure included in Amendment No. 3.

We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Business, page 4

1. We note your disclosure regarding the contingent consideration you will pay to Sloane McComb based upon the attainment of the specified gross sales targets. Please disclose EXO’s gross sales for the most recently completed fiscal year.

Response: The Company has revised its disclosure in Amendment No. 3 to include EXO’s net sales for its fiscal year ended December 31, 2014.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Justin Dobbie

Securities and Exchange Commission

February 5, 2016

Former Business Operations and Corporate Information, page 7

2. We note your response to our prior comment 2 that you have not yet signed a joint venture agreement with Sub-Culture Restaurant Group. However, your disclosure appears to be inconsistent with the press release dated October 28, 2015 in which you state that you have “partnered with iconic restaurateurs, Sub Culture Restaurant Group,” that you “will hold 51% of Shaker & Pie, while Sub-Culture maintains 49%,” and that “the entire transaction is being financed through the Company’s existing shareholders.” In addition, in your press release dated October 30, 2015, you state that you have “teamed-up with restaurant powerhouses Rodney Mayo and Scott Frielich of Sub-Culture Restaurant Group.” Please advise.

Response: The Company acknowledges the Staff’s comment and believes that the Company’s current disclosure about its plans to open the Shaker & Pie restaurant and its relationship with the Sub-Culture Restaurant Group and its principals Rodney Mayo and Scott Frielich is materially consistent with the portions of the Company’s press releases cited above for the following reasons. The Company used the term “partnered with” and “teamed-up” in its press releases to characterize its ongoing collaborative work with Messrs. Mayo and Frielich in developing the Shaker & Pie concept, restaurant layout and design elements, site selection, menu development, recipe formulations, supplier sourcing and identifying, selecting and meetings with an architect and general contractor to develop the Boca Raton restaurant, lease negotiations and paying for various expenses related to these activities. These early stage activities began in 2014 and are continuing. Further, Mr. Dugan has been a business partner of Messrs. Mayo and Frielich in another restaurant since 2011. This work was done with the basic understanding that the Company would own and finance 51% of the venture and its costs with Messrs. Mayo and Frielich owning and paying for the remaining 49%. Furthermore, during the course of the development activities, the Company and Messrs. Mayo and Frielich have been paying for a portion of the development costs and expect to memorialize and reconcile the amounts expended by each to achieve the intended ownership interests upon signing a joint venture agreement. Given the extensive work that had been ongoing since 2014, the Company believes that its use of the terms “partnered with” and “teamed-up” to describe the collaborative on-going work with Messrs. Mayo and Frielich to develop and open the Shaker & Pie restaurant was accurate even though they had not entered into a definitive agreement.

The Company’s disclosure in Amendment No. 2 that “It is expected that we [the Company] will own a controlling interest [emphasis supplied] in the joint venture …” embodies the same idea mentioned in the press release that “it will hold 51% of Shaker & Pie … .”

Further, the statement “the entire transaction is being financed through the Company’s existing shareholders.” was intended to convey the idea that the Company would fund its portion of the restaurant opening costs from the proceeds of its convertible debenture that is now discussed in more detail in its Management Discussion and Analysis - Capital Resources disclosure on page 9 of Amendment No. 2. The Company does not believe that referring to shareholders as a funding source is materially different than referring to holders of convertible debt.

Note 14: Subsequent Events, page 19

3. Please disclose your December 16, 2015 purchase of EXO:EXO, Inc. as a subsequent event in the footnotes to your financial statements in accordance with ASC 855-10-50-2.

Response: The Company has revised its disclosure in Amendment No. 3 to include a description of the December 16, 2015 purchase of EXO.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. Justin Dobbie

Securities and Exchange Commission

February 5, 2016

If the Staff has any further comments regarding Amendment No. 3 or any subsequent amendments to the Company’s registration statement on Form 10-12G, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

cc:	Theresa Messinese/U.S. Securities and Exchange Commission
Claire Erlanger/U.S. Securities and Exchange Commission
Sonia Bednarowski/U.S. Securities and Exchange Commission
Vaughan Dugan/PF Hospitality Group, Inc.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832